SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (Amendment No.______)(1)

                               Source Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    836153304
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                                 (CUSIP Number)

                                January 18, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Frank Gulich            Frank Gulich                Frank Gulich
Hyos Invest Holding AG  Mueller-Moehl Holding AG    Erbengemeinschaft
Weinplatz 10            Weinplatz 10                Dr. Ernst Mueller-Moehl
8022 Zurich             8022 Zurich                 c/o Mueller-Moehl Holding AG
Switzerland             Switzerland                 8022 Zurich
011-41-1-224-4203       011-41-1-224-4203           Switzerland
                                                    011-41-1-224-4203

                  (Name & Address & Telephone Number of Person
                Authorized to Receive Notices and Communications)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |_| Rule 13d-l(b)

            |X| Rule 13d-l(c)

            |_| Rule 13d-l(d)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836153304                    13G                    Page 2 of 11 Pages
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Hyos Invest Holding AG
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       1,403,400
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             1,403,400
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,403,400
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

    CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.96%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 836153304                    13G                    Page 3 of 11 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Mueller-Moehl Holding AG
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       50,000
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             50,000
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    50,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

    CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    .28%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 836153304                    13G                    Page 4 of 11 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Erbengemeinschaft Dr. Ernest Mueller-Moehl
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       Disclaimed (see 9 below)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             Disclaimed (see 9 below)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Beneficial ownership of all shares held by Hyos Invest Holding AG and Mueller-Moehl Holding AG is disclaimed by Erbengemeinschaft Dr. Ernst Mueller-Moehl
    ----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

    CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Not applicable (see 9 above)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

 CUSIP No. 836153304                13G                      Page 5 of 11 Pages

Item 1(a).  Name of Issuer:

            Source Media, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5400 LBJ Freeway
            Suite 680
            Dallas, TX 75240

Item 2(a).  Name of Persons Filing:

            Hyos Invest AG

            Mueller-Moehl Holding AG

            Erbengemeinschaft Dr. Ernst Mueller-Moehl

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Hyos Invest Holding AG
            Weinplatz 10
            8022 Zurich
            Switzerland

            Mueller-Moehl Holding AG
            Weinplatz 10
            8022 Zurich
            Switzerland

            Erbengemeinschaft Dr. Ernst Mueller-Moehl
            c/o Mueller-Moehl Holding AG
            Weinplatz 10
            8022 Zurich
            Switzerland

Item 2(c).  Citizenship:

            Switzerland

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:

            836153304

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

     (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

 CUSIP No. 836153304                 13G                      Page 6 of 11 Pages

     (c) |_| Insurance Company as defined in Section 3(a)(19) of the Exchange
             Act.

     (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

     (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership (As of January 18, 2001)

(a)   Amount beneficially owned:

            Hyos Invest Holding AG ("Hyos") beneficially owns 1,403,400 shares of Common Stock of the Issuer, representing 7.96% of the shares of Common Stock of the Issuer; Mueller-Moehl Holding AG ("Holding") beneficially owns 50,000 shares of Common Stock, representing .28% of the shares of Common Stock of the Issuer. All of the outstanding shares of each of Hyos and Holding are owned by Erbengemeinschaft Dr. Ernst Mueller-Moehl, the successor in interest to Dr. Ernst Mueller-Moehl who deceased on May 3, 2000 ("Erbengemeinschaft").

            Hyos and Holding may constitute a group as such term is used in
            Section 13(g)(3) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). If Hyos and Holding were deemed to constitute a group, the 1,453,400 shares of Common Stock beneficially owned by Hyos and Holding in the aggregate would represent 8.25% of the shares of Common Stock of the Issuer.

            The filing of this Schedule 13G by Erbengemeinschaft shall not be construed as an admission that Erbengemeinschaft is, for the purposes of Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G.

 CUSIP No. 836153304                 13G                      Page 7 of 11 Pages


(b)   Percent of class:

            Hyos Invest Holding AG: 7.96%

            If Hyos and Holding were deemed to be a group: 8.25%

(c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote

                  Hyos Invest Holding AG: 1,403,400

                  Mueller-Moehl Holding AG: 50,000

            (ii)  Shared power to vote or direct the vote

                  0

            (iii) Sole power to dispose or to direct the disposition of

                  Hyos Invest Holding AG: 1,403,400

                  Mueller-Moehl Holding AG: 50,000

            (iv)  Shared power to dispose or to direct the disposition of

                  0

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

 CUSIP No. 836153304                 13G                      Page 8 of 11 Pages

Item 10.    Certifications.

            "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 5, 2001
                                             -----------------------------------
                                                   (Date)

                                             Erbengemeinschaft
                                             Dr. Ernst Mueller-Moehl

                                             /s/ Dr. Marco Niedermann
                                             -----------------------------------
                                             By: Dr. Marco Niedermann
                                             Title: Representative of the Estate

 CUSIP No. 836153304                 13G                      Page 9 of 11 Pages

            "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 5, 2001
                                            ------------------------------------
                                                  (Date)

                                            Hyos Invest Holding AG


                                            By: /s/ Frank Gulich
                                                --------------------------------
                                            Name: Frank Gulich
                                            Title: Member of the Executive Board

                                            By: /s/ Michele Martucci
                                                --------------------------------
                                            Name: Michele Martucci
                                            Title: Member of the Executive Board

 CUSIP No. 836153304                  13G                    Page 10 of 11 Pages

            "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 5, 2001
                                            ------------------------------------
                                                  (Date)

                                            Mueller-Moehl Holding AG


                                            By: /s/ Frank Gulich
                                                --------------------------------
                                            Name: Frank Gulich
                                            Title:Member of the Executive Board

                                            By: /s/ Michele Martucci
                                                --------------------------------
                                            Name: Michele Martucci
                                            Title: Member of the Executive Board

 CUSIP No. 836153304                  13G                    Page 11 of 11 Pages

                             JOINT FILING AGREEMENT

This will confirm the agreement by and between all the undersigned that the
Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Source Media, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 5, 2001


                                    Erbengemeinschaft Dr. Ernst Mueller-Moehl

                                    By: /s/ Dr. Marco Niedermann
                                        ------------------------------------
                                        Name: Dr. Marco Niedermann
                                        Title: Representative of the Estate


                                    Hyos Invest Holding AG

                                    By:/s/ Frank Gulich
                                       -------------------------------------
                                       Name: Frank Gulich
                                       Title: Member of the Executive Board

                                    By:/s/ Michele Martucci
                                       -------------------------------------
                                       Name: Michele Martucci
                                       Title: Member of the Executive Board


                                    Mueller-Moehl Holding AG

                                    By: /s/ Frank Gulich
                                       --------------------------------------
                                       Name:  Frank Gulich
                                       Title: Member of the Executive Board

                                    By: /s/ Michele Martucci
                                       -------------------------------------
                                       Name:  Michele Martucci
                                       Title: Member of the Executive Board